LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

EXHIBIT 12 – RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(dollars in millions)	2007	2006
Income before Federal income taxes and cumulative effect of accounting changes	$1,104	$820
Sub-total of fixed charges	154	96

Sub-total of adjusted net income	1,258	916
Interest on annuities and financial products	1,270	998

Adjusted income base	$2,528	$1,914

Fixed Charges
Interest and debt expense	$144	$87
Portion of rent expense representing interest	10	9

Sub-total of fixed charges	154	96
Interest on annuities & financial products	1,270	998

Sub-total of fixed charges	1,424	1,094
Preferred dividends (pre-tax)	*	*

Total fixed charges	$1,424	$1,094

* Less than $100,000

Ratio of Earnings to Fixed Charges
Ratio of earnings to fixed charges (including interest on annuities and financial products) (1)	1.78	1.75
Excluding interest on annuities and financial products (2)	8.17	9.54
Ratio of earnings to combined fixed charges and preferred stock dividends (3)	1.78	1.75

1.	For purposes of determining this ratio, earnings consist of income before Federal income taxes, cumulative effect of accounting change, if any, and minority interests adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of 1) interest and debt expense on short and long-term debt and junior subordinated debentures issued to affiliated trusts; 2) interest on annuities and financial products and; 3) the portion of operating leases that are representative of the interest factor.
2.	Same as the ratio of earnings to fixed charges, except fixed charges and earnings in this calculation do not include interest on annuities and financial products. This coverage ratio is not required, but is provided as additional information. This ratio is commonly used by individuals who analyze LNC’s results.
3.	Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.